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1 new ETF now available

T. Rowe Price Active Crypto ETF (TKNZ)
Seeks to provide diversified exposure across multiple leading crypto assets, going beyond single-token and indexed approaches.

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

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Contact the T. Rowe Price Intermediary Services team today.
Toll-Free: 1-877-561-7670
Monday through Thursday, 8 a.m. to 6 p.m. ET, and Friday, 8 a.m. to 5 p.m. ET
advisorservices@troweprice.com

Important Information

This communication does not undertake to give investment advice in a fiduciary capacity. T. Rowe Price Associates, Inc., and/or its affiliates receive revenue from T. Rowe Price investment products and services.

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, call 1-800-564-6958 or visit troweprice.com. Read it carefully.

Risk Considerations: All investments are subject to market risk, including the possible loss of principal. Asset allocation does not guarantee a profit nor protect against experiencing losses.

ETFs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Some or all alternative investments may not be suitable for certain investors. Alternative investments are typically speculative and involve a substantial degree of risk. Each fund and account may be leveraged and engage in other speculative practices that may increase the risk of investment loss. Investors must realize that they could lose all or a substantial amount of their investment. In addition, the fees and expenses charged may be higher than the fees and expenses of other investment alternatives, which will reduce profits.

In the United States, securities are offered through T. Rowe Price Investment Services, Inc., a broker-dealer, registered with the U.S. Securities and Exchange Commission and a member of FINRA. Securities are offered through T. Rowe Price Investment Services, Inc., and advisory services are offered by Oak Hill Advisors, L.P. OHA is a T. Rowe Price company. T. Rowe Price Investment Services, Inc., and Oak Hill Advisors, L.P., are affiliated.

Portfolio construction services discussed are available only to financial professionals and not the retail public.

T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price funds. T. Rowe Price Associates, Inc., investment adviser, T. Rowe Price Separately Managed Accounts.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the "Sponsor"). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

For Institutional Investor Use Only. Not For Further Distribution.

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